January 23, 2007

Mr. Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Mail Stop 6010

Re:          Tyco International Ltd. Preliminary Proxy Statement — File No. 011-13836

On behalf of Tyco International Ltd. (the “Company” or “Tyco”), we submit this letter in response to the written comments (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company of January 19, 2007 concerning the Company’s Preliminary Proxy Statement on Schedule 14A originally filed on January 12, 2007 (the “Proxy Statement”).  The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

1.  We note that on January 19, 2007, you filed a definitive proxy statement relating to matters that the shareholders will consider on the same date and at the same location that shareholders will consider the matters that are the subject of this preliminary proxy statement.  We also note that both sets of proxy materials refer to the same record date.  Please:

•                  Provide us with your analysis as to whether the two Schedule 14As that you have filed can appropriately be considered to relate to separate meetings under the laws of the jurisdiction in which you are incorporated and under Exchange Act Rule 14a-6; cite with specificity all authority on which you rely;

Response:

As a Bermuda Chartered Company, Tyco is governed by the Bermuda Companies Act of 1981 (as amended) (the “Companies Act”).  §71(1) provides “[a] meeting of members of a company shall be convened at least once in every calendar year; this meeting shall be referred to as the annual general meeting.”  In addition §71(2) provides “[t]he directors may, whenever they think fit, convene a general meeting; all meetings other than annual general meetings shall be called special general meetings.”  In addition, Article 18 of the Company’s Amended and Restated Bye-Laws provides “[s]pecial general meetings of shareholders, for any purpose or purposes, may be called by the Board of Directors” … and “[a]t a special general meeting of the shareholders, only such business shall be conducted as shall be specified in the notice of the meeting (or any supplement thereto) given by of at the direction of the Board of Directors.”  Accordingly, both the Companies Act and the Company’s Amended and Restated Bye-Laws provide the authority for convening both the annual general meeting of shareholders and the special general meeting of shareholders to consider such business as may be properly brought before the meeting.  In addition, we know of no rule or decision, including Exchange Act Rule 14a-6, which would prohibit or otherwise limit the Company’s ability to hold two separate shareholder meetings on the same day.

•                  Tell us whether you are sending separate proxy statements and proxy cards for the matters addressed in the separate Schedule 14As;

Response:

The Company will distribute separate proxy statements and proxy cards to shareholders for the matters addressed in the separate proxy statements on Schedule 14A.

•                  Tell us whether the proxy materials in the separate Schedule 14As will be sent to shareholders in different envelopes.  If you are using different envelopes, please tell us how you have ensured that both record holders and beneficial owners of your stock will receive the separate proxy material in separate envelopes; and

Response:

We are mailing proxy materials for each meeting in separate envelopes.  For beneficial owners, the materials for the annual general meeting will be mailed in a blue shrink wrapped envelope that contains the annual meeting’s proxy statement and proxy card, along with the Company’s annual report on Form 10-K and report to shareholders.  The materials for the special general meeting will be mailed in a white paper envelope that contains only the special meeting’s proxy statement and proxy card.  Custom printing of the face of the white envelope states “Tyco Special Meeting Materials Enclosed”.  For record owners, the materials for the annual general meeting will be mailed in a white envelope that contains the annual meeting’s proxy statement and proxy card, along with the Company’s annual report on Form 10-K and report to shareholders.  Custom printing on the face of the white envelope states “IMPORTANT: Annual General Meeting Material Enclosed”.  The materials for the special general meeting will be mailed in a white paper envelope that contains only the special meeting’s proxy statement and proxy card.  Custom printing of the face of the white envelope states “IMPORTANT: Special General Meeting Material Enclosed”.  Each beneficial owner and each record owner will receive both mailings directly from the print vendor or transfer agent.

•                  Tell us how you have ensured that any use of separate proxy material will not be misleading to shareholders.

Response:

In addition to the distinguishing features discussed above, each meeting’s proxy cards are color coded.  The annual general meeting proxy card is white and the special general meeting proxy card is blue.  Each mailing will contain a letter from the Chairman and Chief Executive Officer that notifies shareholders that the mailing contains the respective annual meeting or special meeting proxy statement and proxy card, advises shareholders that the mailing contains a corresponding white or blue proxy card for either the annual general meeting or the special general meeting and tells shareholders that they will be receiving a second mailing with the proxy statement and proxy card.  Each letter from the Chairman and Chief Executive Officer states “[s]hareholders must vote both the White and Blue proxy cards in order to cast their votes at both the Annual General Meeting and the Special General Meeting.” (emphasis in original).  Copies of the shareholder correspondence are attached for your review as Exhibit A.

•                  Also, please disclose:

The existence of the separate meetings on the same date;

The reasons for having separate meetings;

The existence of a separate proxy statement and proxy card addressing other issues that shareholders will consider on the same date;

The need for shareholders to return separate proxy cards to vote on all issues that you are submitting to shareholders on the same date; and

Whether shareholders can return the separate proxy card in one envelope.

Response:

We acknowledge the Staff’s comment and will include the following additional disclosure in our amended filing in the section titled “Question and Answers about Voting Your Common Shares:

Q:  Is another separate meeting of shareholders taking place on March 8, 2007?

A:  Yes.  The Company’s Annual General Meeting of Shareholders takes place on March 8, 2007, starting at 9:00 a.m., Atlantic Time, at the Fairmont Hamilton Princess Hotel.  The Special General Meeting to consider the proposal in this proxy statement will begin at 10:30 a.m., following the conclusion of the Annual General Meeting of Shareholders.

Q:  Why are you having a separate meeting to consider this proposal?

A:  The Board of Directors determined holding a separate Special General Meeting was appropriate to consider the proposal to authorize a reverse stock split and consequential amendment to the Company’s Bye-Laws.  By convening a Special General Meeting upon the conclusion of the Annual General Meeting, shareholders will be able to focus their discussion of the proposal in a forum that is dedicated to considering this proposal, without the interruption of other business of the Annual General Meeting.

Q:  Is there a separate proxy statement and proxy card that addresses issues the shareholders will consider at the Annual General Meeting of Shareholders?

A:  Yes.  You should have already received a mailing containing a copy of the proxy statement and proxy card, along with the Company’s annual report on Form 10-K, which contains the proposals for shareholder consideration at the Annual General Meeting .

Q:  Do I have to return both the white proxy card for the Annual General Meeting and the blue proxy card for the Special General Meeting in order for my shares to be voted at both meetings?

A:  Yes.  Shareholders must vote both the white proxy card for the Annual General Meeting, along with the blue proxy card accompanying the Special General Meeting proxy statement in order to cast their votes at both the Annual General Meeting and the Special General Meeting

Q:  Can I mail both proxy cards back in the same envelope?

A:  Yes, but for ease of administering the vote tally, we ask that you return each proxy card in the envelope supplied with the respective Annual General Meeting proxy statement or Special General Meeting proxy statement.

2.               Please tell us why your proxy statement does not include the information required by Item 403 of Regulation S-K.  Refer to Item 6(d) of Schedule 14A.

Response:

We acknowledge the Staff’s comment and will include the following information required by Item 403 of Regulation S-K in our amended filing:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of October 2, 2006, by each current director, nominee for director, executive officer named in the Summary Compensation Table under “Executive Officer Compensation” below and the directors and executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned (1)
Dennis C. Blair	Director	38,951	(3)(4)
Edward D. Breen	Chairman and Chief Executive Officer	8,995,995	(2)(3)(4)
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	351,668	(2)(4)
Brian Duperreault	Director	16,978	(3)
Bruce S. Gordon	Director	40,951	(3)(4)
Juergen W. Gromer	President — Tyco Electronics	2,768,397	(2)(4)
Rajiv L. Gupta	Director	14,815	(3)(5)
John A. Krol	Lead Director	52,861	(3)(4)
Thomas J. Lynch	Chief Executive Officer — Tyco Electronics	572,834	(2)(4)
William B. Lytton	Executive Vice President and General Counsel	1,238,621	(2)(3)(4)
H. Carl McCall	Director	38,951	(3)(4)
Mackey J. McDonald	Director	40,451	(3)(4)
Brendan R. O’Neill	Director	38,951	(3)(4)
William S. Stavropoulos	Nominee for Director
Sandra S. Wijnberg	Director	38,951	(3)(4)
Jerome B. York	Director	73,951	(3)(4)
All current directors and executive officers as a group (24 persons)		21,286,663	(6)

(1)           The number shown reflects the number of common shares owned beneficially as of October 2, 2006, based on information furnished by the persons named, public filings and Tyco’s records.  A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares.  Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed.  To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 2, 2006.  All amounts shown are 1.01% of the outstanding common shares.  There were 2,097,015,887 Tyco common shares outstanding as of October 2, 2006.

(2)             Includes shares of restricted common stock as follows:  Mr. Breen, 620,000; Mr. Coughlin, 215,000; Mr. Lynch, 223,000; and Mr. Lytton, 164,000.  Also includes 184,000 restricted stock units held by Dr. Gromer.

(3)             Includes vested DSUs as follows:  Admiral Blair, 18,951; Mr. Breen, 1,191,585; Mr. Duperreault, 15,092; Mr. Gordon, 18,951; Mr. Gupta, 10,815; Mr. Krol, 18,951; Mr. Lytton, 154,620; Mr. McCall, 18,951; Mr. McDonald, 18,951; Dr. O’Neill, 18,951; Ms. Wijnberg, 18,951; and Mr. York, 18,951.  Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company’s Board of Directors (other than for cause) or (ii) a change in control of the Company.  Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(4)             Includes the maximum number of shares these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 1, 2006 as follows:

Admiral Blair, 20,000; Mr. Breen, 7,150,000; Mr. Coughlin, 116,668; Mr. Gordon, 20,000; Dr. Gromer, 2,365,309; Mr. Krol, 24,110; Mr. Lynch, 343,334; Mr. Lytton, 915,001; Mr. McCall, 20,000; Mr. McDonald, 20,000; Dr. O’Neill, 20,000; Ms. Wijnberg, 20,000; and Mr. York, 20,000.

(5)             Includes 4,000 shares owned by Mr. Gupta’s spouse.

(6)             Includes 9,700 shares held indirectly as to which voting and/or investment power is shared with or controlled by another person and as to which voting beneficial ownership is not disclaimed.

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on September 29, 2006
Davis Selected Advisers LP (1) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	123,511,482	5.89%

Capital Research and Management Company (2) 333 South Hope Street Los Angeles, CA 90071	209,517,980	10.3%

(1)    The amount shown for the number of common shares over which Davis Selected Advisers LP (“Davis”) exercised investment discretion and the following information was provided by Davis pursuant to a Form 13F dated November 30, 2006, for the quarter ended September 30, 2006.  Separately, Davis reported the number of common shares beneficially owned as of December 31, 2005, on its Schedule 13G/A dated February 15, 2006, as 5,793,774 representing 5.06% of the Company’s common shares outstanding.  Because the number of shares reported on the Schedule 13G/A does not represent the reported percentage of ownership in the Company’s common stock, the company has applied Regulation S-K Item 403, Instruction 3, in determining the number of common shares beneficially owned.

(2)  The amount shown for the number of common shares beneficially owned and the following information was provided by Capital Research and Management Company pursuant to a Schedule 13G/A dated February 10, 2006, indicating beneficial ownership as of January 31, 2006.  Capital Research and Management Company is an investment advisor registered under Section 203 of the Investment Advisor Act of 1940 and has indicated that it has sole dispositive power with respect to the 209,517,980 common shares as a result of acting as an investment advisor to various investment companies.  The amount indicated includes 3,908,480 common shares resulting from the assumed conversion of $85,000,000 principal amount of the Tyco International Group S.A. 3.125% Series B Senior Convertible Debentures due 2023 held by Capital Research and Management Company.

3.               We note your disclosure that “[t]he Board of Directors believes that it is in the best interests of Tyco and [its] shareholders to reduce the number of issued and outstanding shares through a reverse stock split executed in connection with the Company’s previously announced plan to separate into three public companies.”  Since it does not appear that your shareholders will have a separate opportunity to vote on the anticipated separation, it is unclear why you did not include in this proxy statement all disclosure that Schedule 14A requires regarding the separation.  Refer to Note A to Schedule 14A.  Please provide us with you analysis to support your conclusion regarding why such disclosure is not required; cite with specificity all authority on which you rely.

Response:

The Company has concluded that Note A to Schedule 14A does not require the additional disclosures of items under Schedule 14A as the completion of the separation transaction is independent of the proposed reverse stock split.  Subject to § 54 of the Companies Act, which requires that the Company’s assets exceed liabilities, plus share capital and share premium accounts, and Bye-Law 6, the Board of Directors “may declare dividends or distributions out of assets or funds of the Company …”.  Successful completion of the separation transaction is neither conditioned upon nor dependent upon approval of the proposed 1 for 4 share reverse stock split.  Accordingly, disclosure of the additional items in Schedule 14A will not provide shareholders information upon which to base a proxy decision regarding the underlying separation transaction as the separation by way of dividend distribution will proceed independent of the proposed reverse stock split.

4.              Please expand your disclosure to include the reasons why the board of directors believes that it is in the best interests of Tyco and its shareholders to reduce the number of issued and outstanding shares through a reverse stock split to be executed in connection with the plan to separate into three public companies.  Include in your disclosure how the board determined the size of the split to implement in connection with the separation.  Ensure that your disclosure presents a balanced analysis of the material positive and negative considerations of the proposed action.

Response:

We acknowledge the Staff’s comment and will include the following additional disclosure in our amended filing in the section titled “Proposal Number One”:

After completing the proposed separation transaction, the market price and trading ranges for Tyco common stock may be significantly lower than the current market price and trading ranges.  The Board of Directors believes executing the reverse stock split on a 1 to 4 ratio is likely to increase the market price and trading ranges for Tyco common stock after the separation transaction is completed as fewer shares will be outstanding in the market.  Such action is intended to bring the market price and trading ranges for Tyco common stock in line with the market prices and trading ranges for peer group manufacturing and industrial companies.  In forming its recommendation to shareholders, the Board of Directors also considered the impact of the proposed reverse stock split on shareholders who would otherwise receive fractional shares after the reverse stock split is implemented.  Because shareholders will not receive fractional shares of Tyco common stock in connection with the reverse stock split, the Board of Directors will ameliorate the impact by providing for cash settlement of all fractional shares at no additional cost to shareholders who may otherwise be entitled to receive a fractional share of Tyco common stock.

5.              We note your disclosure that the board of directors “intends to implement a reverse stock split only if and when it believes that it would optimize the long-term value of our common stock and would have the least impact on their short-term value.”  Please clarify what you mean by this statement, and discuss the factors that your board of directors will consider when actually determining whether to implement to implement the reverse stock split.  Please indicate whether there are any circumstances under which the board of directors would (1) implement the reverse stock split if it no longer intends to separate Tyco into three public companies, or (2) complete the separation without implementing the reverse split.  Clarify the length of time planned between the separation and the split.

Response:

We acknowledge the Staff’s comment and will include the following additional disclosure in our amended filing in the section titled “Proposal Number One”:

Because of possible price and volume volatility in Tyco equity securities at or near the time the Company executes the separation transaction, the proposal seeks authority for the Board of Directors to implement the reverse stock split at a time during which trading activity in Tyco common stock appears to be stable and orderly.  Absent unusual market conditions in Tyco common stock, the Board of Directors is likely to implement the reverse stock split at or near the time of separation.  However, the results of the shareholder vote on this proposal will not effect the Board of Directors decision to complete the separation transaction.  In addition, if the planned separation transaction does not occur, the Board of Directors is not likely to implement the reverse stock split.

6.              In the first paragraph you disclose that the board must implement any split before September 28, 2007.  In the fourth paragraph you disclose that the board must implement any split before June 1, 2007.  Please reconcile.

Response:

We acknowledge the Staff’s comment and will amend the disclosure to delete June 1, 2007 and replace with September 28, 2007.

In closing, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  The Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, or wish to discuss this matter further, please contact me at your earliest convenience.

Best regards,

John S. Jenkins, Jr.
Vice President & Corporate Secretary

cc:  Brian Lane (w/enc.)

Enclosures

Tyco International Ltd.
Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

THIS MAILING CONTAINS
A WHITE PROXY CARD
FOR THE
2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF TYCO INTERNATIONAL LTD.

January 22, 2007

Dear Shareholder:

This mailing includes a copy of the Proxy Statement for the 2007 Annual General Meeting of Shareholders of Tyco International Ltd., to be held on March 8, 2007.  The accompanying proxy card for the Annual General Meeting is White. In order to ensure that your shares are represented at the Annual General Meeting please take the time to vote the enclosed White proxy card.

Within the next few days, you will receive a second mailing containing a copy of the Proxy Statement for the Special General Meeting of Shareholders of Tyco International Ltd., also to be held on March 8, 2007. The proxy card accompanying that mailing will be Blue. In order to have your shares represented at the Special General Meeting you will need to vote the Blue proxy card when you receive it.

Shareholders must vote both the White and the Blue proxy cards in order to cast their votes at both the Annual General Meeting and the Special General Meeting.

Please sign, date and mail your proxy card in the envelope provided.

Thank you in advance for voting promptly.

Sincerely,

/s/ Edward D. Breen

Edward D. Breen
Chairman and Chief Executive Officer

Tyco International Ltd.
Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

THIS MAILING CONTAINS
A BLUE PROXY CARD
FOR THE
SPECIAL GENERAL MEETING OF SHAREHOLDERS
OF TYCO INTERNATIONAL LTD.

January 23, 2007

Dear Shareholder:

This mailing contains a copy of the Proxy Statement for the Special General Meeting of Shareholders of Tyco International Ltd., to be held on March 8, 2007. The accompanying proxy card for the Special General Meeting is Blue. In order to ensure that your shares are represented at this important meeting please take the time to vote the enclosed Blue proxy card.

You should have previously received a mailing containing a copy of the Proxy Statement for the Annual General Meeting of Shareholders of Tyco International Ltd., also to be held on March 8, 2007. The proxy card accompanying that mailing is White. In order to have your shares represented at the Annual General Meeting you will need to vote the White proxy card.

Shareholders must vote both the White and the Blue proxy cards in order to cast their votes at both the Annual General Meeting and the Special General Meeting.

Please sign, date and mail your proxy card in the envelope provided.

Thank you in advance for voting promptly.

Sincerely,

/s/ Edward D. Breen

Edward D. Breen
Chairman and Chief Executive Officer